November 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Nguyen

Re:	FTAC Zeus Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-253995)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), , Citibank Global Markets Inc., as underwriter, hereby joins FTAC Zeus Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253995) (the “Registration Statement”) to become effective on Thursday, November 18, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[signature page follows]

Very truly yours,

CITIBANK GLOBAL MARKETS INC
By:	/s/ Kyle Klempner
	Name:	Kyle Klempner
	Title:	Vice President